SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) Or 13(e)(1)
of The Securities Exchange Act of 1934

ADVANTAGE ADVISERS XANTHUS FUND, L.L.C.

(Name of Issuer)

ADVANTAGE ADVISERS XANTHUS FUND, L.L.C.

(Name of Person(s) Filing Statement)

LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Bryan McKigney
Advantage Advisers Xanthus Fund, L.L.C.
85 Broad Street
24th Floor
New York, New York 10004
(212) 667-7225

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Pamela Poland Chen
Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

May 15, 2025
(Date Tender Offer First Published,
Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1.	SUMMARY TERM SHEET.

As stated in the offering documents of Advantage Advisers Xanthus Fund, L.L.C. (the "Fund"), the Fund is offering to purchase limited liability company interests in the Fund ("Interest" or "Interests" as the context requires) from members of the Fund (each, a "Member" and collectively, the "Members") at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund a Member desires to tender). The Fund's offer to purchase Interests from Members (the "Offer") will remain open until 12:00 midnight, Eastern Time, on Thursday, June 12, 2025, unless the Offer is extended.

The net asset value of the Interests will be calculated for this purpose on June 30, 2025 (the "Valuation Date"). The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of the Interests during the Fund's audit for its fiscal year ending December 31, 2025, which the Fund expects will be completed by the end of February 2026, and the audited net asset value will be used to determine the final amount paid for tendered Interests.

Members may tender their entire Interest, a portion of their Interest defined as a specific dollar value or a portion of their Interest above the required minimum capital account balance. If a Member tenders its entire Interest, subject to any extension of the Offer, the Fund will pay the Member in cash and/or marketable securities (valued in accordance with the Fund's Fourth Amended and Restated Limited Liability Company Agreement dated as of December 31, 2024 (the "LLC Agreement")) no later than July 14, 2025, at least 95% of the unaudited net asset value of the Member's Interest tendered and accepted by the Fund based on the Fund's calculation of the net asset value as of June 30, 2025 (or, if the Offer is extended, the net asset value as of the new Valuation Date), less any incentive allocation allocable to Advantage Advisers Multi-Manager, L.L.C., the investment adviser of the Fund (the "Adviser") (or any affiliate designated by the Adviser), on June 30, 2025, if any. The Fund will owe the Member the balance, for which it will give the Member a promissory note (the "Note") that will be held in the Member's brokerage account through which the Member invested in the Fund.

A Member that tenders for purchase only a portion of such Member's Interest will be required to maintain a capital account balance equal to the greater of: (i) the current minimum initial investment requirement imposed by the Fund, plus the amount of the incentive allocation, if any, that is to be debited from the capital account of the Member on the Valuation Date of the Offer (the "Incentive Allocation") or would be so debited if the Valuation Date were a day on which an Incentive Allocation, if any, was made (the "Tentative Incentive Allocation"); or (ii) the amount of the Tentative Incentive Allocation, if any. In the case of a partial tender of an Interest, the Fund will pay the full estimated net asset value of the portion of the Interest tendered in cash and/or marketable securities no later than July 14, 2025, subject to any extension of the Offer. If a Member tenders an amount less than its entire Interest, the Fund reserves the right to purchase less than the amount tendered by a Member if the purchase would cause the Member's capital account in the Fund to have a value less than the required minimum balance. The Fund will make payment for the Interests it purchases from one or more of the following sources: cash on hand, the proceeds from the sale of and/or delivery of portfolio securities held by the Fund or by borrowings (which the Fund does not intend to do).

Following this summary is a formal notice of the Offer. The Offer remains open to Members until 12:00 midnight, Eastern Time, on Thursday, June 12, 2025, the expected expiration date of the Offer. Until that time, Members have the right to withdraw the tenders of their Interests. Members will also have the right to withdraw tenders of their Interests at any time after Monday, July 14, 2025, 40 business days from the commencement of the Offer, assuming their Interests have not yet been accepted for purchase by the Fund.

If a Member would like the Fund to purchase its Interest or a portion of its Interest, it should complete and sign a Letter of Transmittal, attached to this document as Exhibit C, and (i) mail it (via certified mail, return receipt requested) or otherwise deliver it to BNY Mellon Alternative Investment Services ("BNY"), at P.O. Box 220, Claymont, Delaware 19703, Attention: OPCO Investor Services; overnight delivery to: 103 Bellevue Parkway, Mailstop 19W-030, 3rd Floor, Wilmington, Delaware  19809; (ii) fax it to BNY at (866) 496-6601 and (866) 288-7747; or (iii) email it to BNY at Hedge.Fund.Admin@bnymellon.com (include the words "OPCO Investor Services" in the subject line), so that it is received before 12:00 midnight, Eastern Time, on Thursday, June 12, 2025. Whether you submit your tender document by mail, fax or email, you must call BNY at (888) 697-9661 or (866) 306-0232 prior to Thursday, June 12, 2025 to confirm receipt. The Fund requests that all documents be submitted to BNY by fax or email.

Of course, the value of the Interests will likely change between April 30, 2025 (the last date prior to the commencement of the Offer as of which net asset value was calculated) and June 30, 2025, the date as of which the value of Interests tendered to the Fund will be determined for purposes of calculating the purchase price for Interests. Even if a Member tenders its Interest and it is purchased by the Fund promptly after the Offer expires, the value of the Investor's investment in the Fund will continue to be affected by the investment results of the Fund until the date as of which tendered Interests are valued. Members may obtain the estimated net asset value of their Interests, which the Fund calculates weekly until the expiration date of the Offer and daily for the last five business days of the Offer, by contacting BNY Mellon Alternative Investment Services at (888) 697-9661 or (866) 306-0232 or at the address set forth above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

Please note that just as each Member has the right to withdraw the tender of an Interest, the Fund has the right to cancel, amend, postpone or extend this Offer at any time up to and including the acceptance of tenders pursuant to the Offer. Also realize that although the Offer expires at 12:00 midnight, Eastern Time, on Thursday, June 12, 2025, a Member that tenders its Interest will remain a Member with respect to the Interest tendered and accepted for purchase by the Fund through June 30, 2025, when the net asset value of the Member's Interest is calculated.

ITEM 2.	ISSUER INFORMATION.

(a)                  The name of the issuer is Advantage Advisers Xanthus Fund, L.L.C. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end management investment company and operates as a diversified company. It is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 85 Broad Street, 24th Floor, New York, New York 10004 and the telephone number is (212) 667-7225.

(b)                  The title of the securities that are the subject of the Offer is limited liability company interests or portions thereof in the Fund. (As used herein, the term "Interest" or "Interests" as the context requires, refers to the limited liability company interests in the Fund and portions thereof that constitute the class of security that is the subject of this Offer or the limited liability company interests in the Fund or portions thereof that are tendered by the Members pursuant to the Offer.) As of the close of business on April 30, 2025, there was $2,517,608,668.67 outstanding in capital of the Fund, represented by Interests. Subject to the conditions set forth in the Offer, the Fund will purchase up to $629.40 million of Interests that are tendered by Members and not withdrawn as described in ITEM 1, subject to any extension of the Offer.

(c)                  Interests are not traded in any market, and any transfer thereof is strictly limited by the terms of the LLC Agreement.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)                  The name of the filing person is Advantage Advisers Xanthus Fund, L.L.C. The Fund's principal executive office is located at 85 Broad Street, 24th Floor, New York, New York 10004 and the telephone number is (212) 667-7225. The investment adviser of the Fund is Advantage Advisers Multi-Manager, L.L.C. The principal executive office of the Adviser is located at 85 Broad Street, 24th Floor, New York, New York 10004 and the telephone number is (212) 667-7225. The Fund's managers (the "Managers" or the "Board of Managers" as the context requires) are Jesse H. Ausubel, Michael J. Murphy, Bryan McKigney, Todd T. Milbourn, Luis F. Rubio and Janet L. Schinderman. Their address is c/o Oppenheimer Asset Management, Inc., 85 Broad Street, 24th Floor, New York, New York 10004 and their telephone number is (212) 667-7225.

ITEM 4.	TERMS OF THIS TENDER OFFER.

(a)                  (1)      (i)            Subject to the conditions set forth in the Offer, the Fund will purchase up to $629.40 million of Interests that are tendered by Members and not withdrawn as described in ITEM 1. The initial expiration date of the Offer is 12:00 midnight, Eastern Time, Thursday, June 12, 2025 (such time and date, the "Initial Expiration Date"), subject to any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is called the "Expiration Date."

(ii)             The purchase price of Interests tendered to the Fund for purchase will be their net asset value as of the Valuation Date if the Offer expires on the Initial Expiration Date, and otherwise, the net asset value thereof as of the close of business on any later date as corresponds to any extension of the Offer. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

For a Member that tenders its entire Interest, payment of the purchase price will consist of: (a) cash and/or marketable securities (valued in accordance with the LLC Agreement) in an aggregate amount equal to at least 95% of the unaudited net asset value of Interests tendered and accepted by the Fund, determined as of the Valuation Date payable within ten calendar days after the Valuation Date (the "95% Cash Payment"); and (b) a Note entitling the holder thereof to a contingent payment equal to the excess, if any, of (i) the net asset value of the Interests tendered by the Member and accepted by the Fund as of the Valuation Date, determined based on the audited financial statements of the Fund for calendar year 2025, over (ii) the 95% Cash Payment. The Note will be delivered to the tendering Member in the manner set forth in the Letter of Transmittal, attached as Exhibit C, within ten calendar days after the Valuation Date and will not be transferable.

The Note will be payable in cash within ten calendar days after completion of the audit of the financial statements of the Fund for calendar year 2025. It is anticipated that the audit of the Fund's financial statements for calendar year 2025 will be completed by no later than 60 days after the end of the year. Any amounts payable under the Note will include interest, if any, earned by the Fund on an amount, deposited by the Fund in a segregated custodial account, equal to 5% of the unaudited net asset value of Interests tendered and accepted for purchase by the Fund. Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Managers determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members.

A Member that tenders for purchase only a portion of its Interest (subject to maintenance of the required minimum capital account balance described in ITEM 1 above) will receive cash and/or marketable securities in an aggregate amount equal to 100% of the estimated unaudited net asset value of Interests tendered and accepted for purchase by the Fund, determined as of the Valuation Date, payable within ten calendar days after the Valuation Date.

A copy of: (a) the Cover Letter to the Offer to Purchase and Letter of Transmittal; (b) the Offer to Purchase; (c) a form of Letter of Transmittal; (d) a form of Notice of Withdrawal of Tender; and (e) forms of Letters from the Fund to Members that will be sent in connection with the Fund's acceptance of tenders of Interests, are attached hereto as Exhibits A, B, C, D and E, respectively.

(iii)            The scheduled expiration date of the Offer is 12:00 midnight, Eastern Time, Thursday, June 12, 2025.

(iv)            Not applicable.

(v)             The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. The purchase price of an Interest tendered by any Member will be the net asset value thereof as of the close of business on June 30, 2025, if the Offer expires on the Initial Expiration Date, and otherwise, the net asset value thereof as of such later date as may be specified by the Fund in connection with any extension of the Offer. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer to: (a) cancel the Offer in the circumstances set forth in Section 7 of the Offer and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

(vi)           A tender of an Interest may be withdrawn at any time before 12:00 midnight, Eastern Time, Thursday, June 12, 2025 and, if such Interest has not then been accepted for purchase by the Fund, at any time after Monday, July 14, 2025, 40 business days from the commencement of the Offer.

(vii)          Members wishing to tender Interests pursuant to the Offer should complete and sign a Letter of Transmittal and (i) mail it (via certified mail, return receipt requested) to BNY, to the attention of OPCO Investor Services, at the address set forth on page 2 of the Offer; (ii) fax it to BNY, also to the attention of OPCO Investor Services, at one of the fax numbers set forth on page 2 of the Offer; or (iii) email it to BNY at Hedge.Fund.Admin@bnymellon.com (include the words "OPCO Investor Services" in the subject line). Whether you submit your tender document by mail, fax or email, you must call BNY at (888) 697-9661 or (866) 306-0232 prior to Thursday, June 12, 2025 to confirm receipt. The completed and executed Letter of Transmittal must be received by BNY, either by mail or by fax, no later than the Expiration Date. The Fund requests that all documents be submitted to BNY by fax or email.

Any Member tendering an Interest pursuant to the Offer may withdraw its tender as described in (vi) above. To be effective, any notice of withdrawal must be timely received by BNY at the address or one of the fax numbers or the email address set forth on page 2 of the Offer. A form to use to give notice of withdrawal of a tender is available by calling BNY at the telephone numbers set forth on page 2 of the Offer. A tender of an Interest properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. However, subsequent to the withdrawal of a tendered Interest, the Interest may be tendered again prior to the Expiration Date by following the procedures described above.

(viii)         For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered when it gives written notice to the tendering Member of its election to purchase such Member's Interest.

(ix)            If more than $629.40 million of Interests are duly tendered to the Fund prior to the Expiration Date and not withdrawn, the Fund may, in its sole discretion: (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended (the "1934 Act"); or (b) amend and extend the Offer to increase the amount of Interests that the Fund is offering to purchase. In the event the amount of Interests duly tendered exceeds the amount of Interests the Fund has offered to purchase pursuant to the Offer or any amendment thereof (including the amount of Interests, if any, the Fund may be willing to purchase as permitted by Rule 13e-4(f)(1)(ii) under the 1934 Act), the Fund will accept Interests duly tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests. The Offer may be extended, amended, canceled or postponed in various other circumstances described in (v) above.

(x)             The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Interests. Members that retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in Members that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Members on June 1, 2025 and thereafter from time to time.

(xi)            Not applicable.

(xii)           The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from Members pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

In general, a Member from which an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund. Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of cash (or to the extent applicable, marketable securities treated as cash) received by the Member exceeds such Member's then adjusted tax basis in the Member's Interest. A Member's basis in such Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Interest. Cash distributed to a Member in excess of the adjusted tax basis of such Member's Interest is taxable as a capital gain or ordinary income, depending on the circumstances. A Member that has its entire Interest purchased by the Fund generally may recognize a loss, but only to the extent that the amount of cash received from the Fund is less than the Member's then adjusted tax basis in such Member's Interest.

(a)            (2)         Not applicable.

(b)            Not applicable.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS WITH RESPECT TO THE ISSUER'S SECURITIES.

The Fund's Confidential Memorandum, as supplemented (the "Confidential Memorandum"), and the LLC Agreement, which were provided to each Member in advance of subscribing for Interests, provide that the Board of Managers has the discretion to determine whether the Fund will purchase Interests from Members from time to time pursuant to written tenders. In determining whether the Fund should repurchase Interests or portions thereof from Members pursuant to written tenders, the Board of Managers considers the recommendation of the Adviser. The Adviser expects that it will recommend to the Board of Managers that the Fund purchase Interests from Members twice each year, effective at the end of June and at the end of December. The Adviser has recommended, and the Board of Managers has approved, this Offer commencing as of May 15, 2025. The Fund previously offered to purchase Interests from Members pursuant to written tenders effective as of December 31, 1999 and June 30 and December 31 of 2000 through 2024.

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this Offer (whether or not legally enforceable) between: (i) the Fund and any Manager, the Adviser or any person controlling the Fund or controlling the Adviser; and (ii) any person, with respect to Interests. However, the LLC Agreement provides that the Fund will be dissolved if the Interest of any Member that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender its entire Interest for purchase by the Fund has not been purchased within a period of two years of the request.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

(a)                   The purpose of the Offer is to provide liquidity to Members that hold Interests, as contemplated by and in accordance with the procedures set forth in the Confidential Memorandum and the LLC Agreement.

(b)                  Interests that are tendered to the Fund in connection with the Offer will be retired (effective as of the date of their purchase by the Fund), although the Fund may issue Interests from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended. The Fund currently expects that it will accept subscriptions for Interests as of June 1, 2025 and on the first day of each month thereafter, but is under no obligation to do so.

(c)                  Except as described below, the Fund, the Adviser and the Board of Managers do not have any plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on the first day of each month and from time to time in the discretion of the Fund), or the disposition of Interests; (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the identity of the Adviser, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Managers, or to change any material term of the investment advisory arrangements with the Adviser; (5) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to fund all or a portion of the purchase price for Interests to be acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the LLC Agreement or other actions that might impede the acquisition of control of the Fund by any person. Because Interests are not traded in any market, Sections (6), (7) and (8) of Regulation M-A § 229.1006 (c) are not applicable to the Fund.

Other than acceptance of subscriptions for Interests as of April 1, 2025 and May 1, 2025, there have been no transactions involving the Interests that were effected during the past 60 business days by the Fund, the Adviser, any member of the Board of Managers or any person controlling the Fund or the Adviser or controlling any Manager. The Adviser currently owns no Interests. The Adviser (or any affiliate designated by the Adviser) may be entitled under the terms of the LLC Agreement to receive an incentive allocation (if earned and subject to certain limitations), as specified in the LLC Agreement and described in the Confidential Memorandum.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)                   The Fund expects that the purchase price for Interests acquired pursuant to the Offer, which will not exceed $629.40 million (unless the Fund elects to purchase a greater amount), will be derived from one or more of the following sources: (i) cash on hand; (ii) the proceeds from the sale or delivery of securities and portfolio assets held by the Fund; and (iii) possibly borrowings, as described in paragraph (b), below. The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above.

(b)                   The Fund, the Adviser and the Board of Managers have not determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to finance all or a portion of the purchase price for Interests from its existing margin facility established with the Fund's prime broker, Morgan Stanley & Co. Incorporated ("Morgan Stanley"), subject to compliance with applicable law. If the Fund finances any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, BNY, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, Morgan Stanley would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed from Morgan Stanley will be made from additional funds contributed to the Fund by existing and/or new Members, or from the proceeds of the sale of securities and/or portfolio assets held by the Fund.

(c)                   See ITEM 7(b) above.

ITEM 8.	INTEREST IN SECURITIES OF THE ISSUER.

(a)                    The Adviser currently owns no Interests. The Adviser may be entitled under the terms of the LLC Agreement to receive an incentive allocation (if earned and subject to certain limitations), as specified in the LLC Agreement and described in the Confidential Memorandum.

(b)                    Other than the acceptance of subscriptions for Interests as of April 1, 2025 and May 1, 2025, there have been no transactions involving Interests that were effected during the past 60 business days by the Fund, the Adviser, any Manager or any person controlling the Fund or the Adviser.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS.

(a)                    (1)         Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Members pursuant to Rule 30e-l under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Audited financial statements for the year ended December 31, 2023, previously filed on EDGAR on Form N-CSR on March 6, 2024; and

Audited financial statements for the year ended December 31, 2024, previously filed on EDGAR on Form N-CSR on March 6, 2025.

(2)         The Fund is not required to and does not file quarterly unaudited financial statements under the 1934 Act. The Fund does not have shares, and consequently does not have earnings per share information.

(3)         Not applicable.

(4)         The Fund does not have shares, and consequently does not have book value per share information.

(b)                   The Fund's assets will be reduced by the amount of the tendered Interests that are purchased by the Fund. Thus, income relative to assets may be affected by the Offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11.	ADDITIONAL INFORMATION.

(a)                    (1)         None.

(2)        None.

(3)        Not applicable.

(4)        Not applicable.

(5)        None.

(b)                    None.

ITEM 12.	EXHIBITS.

Reference is hereby made to the following exhibits which collectively constitute the Offer and are incorporated herein by reference:

A.	Cover Letter to the Offer to Purchase and Letter of Transmittal.

B.	Offer to Purchase.

C.	Form of Letter of Transmittal.

D.	Form of Notice of Withdrawal of Tender.

E.	Forms of Letters from the Fund to Members in Connection with the Fund's Acceptance of Tenders of Interests.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADVANTAGE ADVISERS XANTHUS FUND, L.L.C.

By:	Board of Managers

By:	/s/ Bryan McKigney
	Name:	Bryan McKigney
	Title:	Authorized Signatory

May 15, 2025

EXHIBIT INDEX

EXHIBIT

A.	Cover Letter to the Offer to Purchase and Letter of Transmittal.

B.	Offer to Purchase.

C.	Form of Letter of Transmittal.

D.	Form of Notice of Withdrawal of Tender.

E.	Forms of Letters from the Fund to Members in Connection with the Fund's Acceptance of Tenders of Interests.